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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)

Medstone International, Inc.

(Name of Issuer)

Common Stock, par value $.004 per share

(Title of Class of Securities)

5850C101

(CUSIP Number)

David V. Radlinski

Medstone International, Inc.

100 Columbia, Suite 100

Aliso Viejo, California 92656

(949) 488-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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SCHEDULE 13D

CUSIP No.

1.	Name of Reporting Person David V. Radlinski, as an individual and as trustee of The Radlinski Family Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0* 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%*

14.	Type of Reporting Person IN

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This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed by David V. Radlinski, as an individual and as trustee of the Radlinski Family Trust (“Mr. Radlinski”), with the Securities and Exchange Commission on November 20, 2003. Certain items of that originally filed Schedule 13D are amended, by the following items having the same numbers, to read in full as set forth below.

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

(a) No change.

(b) No change.

(c) Until February 20, 2004, Mr. Radlinski was the Chairman and Chief Executive Officer of Medstone, which has principal executive offices at 100 Columbia, Suite 100, Aliso Viejo, California 92656. Medstone is a manufacturer of lithotripsy systems and urology tables and a provider of fee-per-procedure lithotripsy services.

(d) No change.

(e) No change.

(f) No change.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of November 11, 2003, among Medstone, Prime Medical Services, Inc., a Delaware corporation (“Prime”), and a wholly-owned subsidiary of Prime (“Merger Sub”), on February 20, 2004, Merger Sub was merged into Medstone, as the surviving corporation Medstone became a wholly-owned subsidiary of Prime, the Medstone shareholders, including Mr. Radlinski, exchanged their Medstone shares for shares of Prime common stock and Mr. Radlinski entered into an employment agreement with Prime. To induce Prime to enter into the Merger Agreement, Mr. Radlinski entered into a Voting Agreement with Prime dated as of November 11, 2003 (the “Voting Agreement”). Neither Prime nor Mr. Radlinski paid any additional consideration to the other in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see “Item 4. Purpose of the Transaction” below, which description is incorporated herein by reference in response to this Item 3. The Voting Agreement and Merger Agreements were Exhibits 1 and 2 to this Schedule 13D, as originally filed.

Item 4.	Purpose of the Transaction.

(a) – (b) Pursuant to the Merger Agreement, Merger Sub was merged with and into Medstone (the “Merger”), Medstone, as the surviving entity (the “Surviving Corporation”), became a wholly-owned subsidiary of Prime and the Medstone shareholders, including Mr. Radlinski, exchanged their Medstone shares for shares of Prime common stock.

Prime entered into the Voting Agreement with Mr. Radlinski under which he voted all the 84,348 shares of Medstone owned by him as trustee of The Radlinski Family Trust in favor of the Merger, the adoption by Medstone of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated therein.

(c) Not applicable.

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(d) Immediately after the consummation of the transactions contemplated by the Merger Agreement, Prime appointed the directors of the Surviving Corporation, and such directors appointed the officers of the Surviving Corporation.

(e) Not applicable.

(f) No change.

(g) In connection with the Merger, Medstone’s certificate of incorporation and bylaws immediately before the Merger continued as the Surviving Corporation’s certificate of incorporation and bylaws immediately after the Merger.

(h) Due to the consummation of the Merger, Medstone common stock has ceased to be authorized to be quoted on the NASDAQ National Market.

(i) Due to the consummation of the Merger, the Medstone common stock became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Except as indicated in this statement on Schedule 13D, as amended, neither Prime nor Mr. Radlinski has any specific plans or proposals that relate to or would result in any change to the matters described in subparagraphs (a) through (i) of this Item 4 of Schedule 13D.

The foregoing references to the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the texts of the Merger Agreement and the Voting Agreement, which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) Since the exchange on February 20, 2004 of all his Shares for shares of Prime pursuant to the Merger Agreement, Mr. Radlinski does not own of record or beneficially any shares of Medstone capital stock.

(b) Since the exchange on February 20, 2004 of all his Shares for shares of Prime pursuant to the Merger Agreement, Mr. Radlinski has not had any power to vote or direct the voting of, or any power to dispose or to direct the disposition of, the Shares or any other shares of Medstone.

(c) No change.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Voting Agreement dated as of November 11, 2003, by and among Prime Medical Services, Inc., Medstone International, Inc. and David Radlinski, as an individual and as trustee of The Radlinski Family Trust (filed with the Commission under the Securities Exchange Act of 1934 as, and incorporated in this Schedule 13D by reference to, Exhibit 10.2 to Current Report on Form 8-K filed by Prime on November 12, 2003 and Exhibit 2.2 to Current Report on Form 8-K filed by Medstone on November 12, 2003).

Exhibit 2	Agreement and Plan of Merger dated as of November 11, 2003, by and among Prime Medical Services, Inc., ABC Merger, Inc. and Medstone International, Inc. (filed with the Commission

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under the Securities Exchange Act of 1934 as, and incorporated in this Schedule 13D by reference to, Exhibit 10.1 to Current Report on Form 8-K filed by Prime on November 12, 2003 and Exhibit 2.1 to Current Report on Form 8-K filed by Medstone on November 12, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2004

/s/ David V. Radlinski

David Radlinski, as an individual and as trustee of The Radlinski Family Trust

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EXHIBIT INDEX

Exhibit 1	Voting Agreement dated as of November 11, 2003, by and among Prime Medical Services, Inc., Medstone International, Inc. and David Radlinski, as an individual and as trustee of The Radlinski Family Trust (filed with the Commission under the Securities Exchange Act of 1934 as, and incorporated in this Schedule 13D by reference to, Exhibit 10.2 to Current Report on Form 8-K filed by Prime on November 12, 2003 and Exhibit 2.2 to Current Report on Form 8-K filed by Medstone on November 12, 2003).

Exhibit 2	Agreement and Plan of Merger dated as of November 11, 2003, by and among Prime Medical Services, Inc., ABC Merger, Inc. and Medstone International, Inc. (filed with the Commission under the Securities Exchange Act of 1934 as, and incorporated in this Schedule 13D by reference to, Exhibit 10.1 to Current Report on Form 8-K filed by Prime on November 12, 2003 and Exhibit 2.1 to Current Report on Form 8-K filed by Medstone on November 12, 2003). This was filed previously with the Securities and Exchange Commission in the original filing of this Schedule 13D, before this amendment.